S03-1704



04016334

SECUR _____ _____ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BestVest Investments, LTD

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18000 Vernier Road

(No. and Street)

Harper Woods	MI	48225-1-91
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. O'Conner   610-891-2860

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPA's
(Name — if individual, state last, first, middle name)

1601 Walnut Street - Suite 815	Philadelphia	PA	19102
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCE D

APR 01 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James W. O'Connor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bestvest Investments, LTD_____, as of

_____December 31,_____, 19_2003_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____ President
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Sean MacNeal, Notary Public
Newtown Twp., Delaware County
My Commission Expires June 9, 2007

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
BestVest Investments, LTD.

In planning and performing our audit of the financial statements and supplemental schedules of BestVest Investments, LTD. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess

the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not to be used by anyone other than these specified parties.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 9, 2004

BestVest Investments, LTD.
Financial Statements
and Additonal Information
December 31, 2003

CONTENTS

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
BestVest Investments, LTD.

We have audited the statement of finanical condition of
BestVest Investments, LTD. as of December 31, 2003, and the related
statements of income, changes in stockholders' equity, and cash
flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our
audit.

We conducted our audit in accordance with auditing standarsd
generally accepted in the United States of America. Those standards
require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of
material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable basis
for our opinion.

In our opinion, the finacial statements referred to above
presents fairly, in all material respects, the financial position of
BestVest Investments, LTD. as of December 31, 2003, and the results
of its operations and its cash flows for the year then ended in
conformity with accounting principles generally accepted in the
United States of America.

Our audit was made for the purpose of forming an opinion on the
basic finanical statements, taken as a whole. The information
contained in schedules on pages 8-11 are presented for purpose of
additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by
rule 17a-5 of the Sercurities and Exchange Commission. Such
information has been subjected to the auditing procedures applied in
the examination of the basic finanical statements and, in our
opinion, is fairly stated in all martertial respects in relation to
the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 9, 2004

BestVest Investments, LTD.
Balance Sheet
December 31, 2003

ASSETS

Cash and Cash Equivalents	$149,369.59	
Receivables		
Commissions	166,823.51	
Advances	120,238.34	
Prepaid Expenses	14,303.00	
Clearing Organization Deposit	50,000.00	
TOTAL ASSETS		$500,734.44

LIABILITIES AND
STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$175,970.75	
TOTAL LIABILITIES		$175,970.75
Stockholder's Equity		
Common Stock, no par value	10,000.00	
60,000 shares authorized		
10,000 shares issued and		
outstanding		
Paid In Capital	1,310,000.00	
Retained (Deficit)	(995,236.31)	
TOTAL STOCKHOLDERS' EQUITY		324,763.69
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$500,734.44

-2-

The accompanying notes are an integral part
of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2003

Twelve Months

REVENUES

Commissions	$2,101,717.22
Interest Income	13,783.02
Total Revenues	2,115,500.24

EXPENSES

Commission Expense	1,868,023.09
Communications Expense	7,981.85
Employee Compensation and benefits	99,228.16
Interest Expense	376.33
Clearing and Execution Expense	35,245.63
Other Operating Expense	43,070.23
Total Expenses	2,053,925.29
Net Income	$61,574.95

The accompanying notes are an integral part

BestVest Investments, LTD.
Statement of Changes in Stockholders' Equity
December 31, 2003

Schedule of Retained (Deficit)

Beginning Retained (Deficit)	($1,056,811.26)
Net Income	61,574.95
Retained (Deficit)	($995,236.31)

Schedule of Paid-In-Capital

Additional Paid in Capital	$1,310,000.00
Additional Paid in Capital	$1,310,000.00

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000.00
Common Stock	$10,000.00

Total Stockholders' Equity	$324,763.69

The accompanying notes are an integral part

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:
  Net Income $61,574.95
  Adjustments to reconcile net loss
  to net cash provided by operating
  activities:

Change in commissions receivable	(70,714.38)	
Change in advance to officer	(8,894.99)	
Change in Prepaid Expenses	(228.00)	
Change in accounts payable	120,173.02	
Total adjustments		40,335.65
Net cash used by operating activities		101,910.60

Cash flows from investing activities:

    Net cash used by
        investing activities   0.00

Cash flows from financing activities:

    Net cash provided by
        financing activities   0.00

Net change in cash and cash equivalents   101,910.60

Cash and cash equivalents at beginning
  of year   47,458.99

Cash and cash equivalents end of year $149,369.59

Supplemental Disclosure

    Interest Paid $376.33

The accompanying notes are an integral part

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in January 20, 1995 under the laws of the State of Michigan for the purpose of marketing and selling securities, municipal bonds and other financial instruments.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred the accrual basis in conformity with generally accepted accounting principles.

Recognition of Revenue

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had a net capital of $190,223 which was $140,223 in excess of its required net capital of $50,000. The Company's net capital ratio was .93 to 1.

BestVest Investments, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2003

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer. The clearing broker is Dain Rauscher Inc. and Fiserv Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k) (2) (ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL

Total Stockholders' Equity Qualified
    for Net Capital $ 324,764

Add: A. Liabilities subordinated to claims
          of general creditors allowable in
          computation of net capital   -0-

Total capital and allowable subordinated
    liabilities $ 324,764

Deductions and/or charges

    Advances   120,238

    Prepaid Expenses   14,303

    Total Deductions and/or Charges   134,541

    Net Capital before haircuts $ 190,223

    Less:
     Haircuts   -0-

    Net Capital $ 190,223

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 175,971
Total aggregate indebtedness	$ 175,971

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $ 50,000. if greater	$ 50,000
Excess net capital at 1500%	$ 140,223
Excess net capital at 1000%	$ 172,625
Ratio: Aggregate Indebtedness to Net Capital	.93 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2003

Net Capital, as reported in Company's
Part IIA (unaudited) FOCUS Report $ 190,223

Net Audit Adjustments   -0-

Net Capital per above (Note-2) $ 190,223